Exhibit 12

Carpenter Technology Corporation
Computation of Ratios of Earnings to Fixed Charges - unaudited
Five Years Ended June 30, 2016
(dollars in millions)

	Years Ended June 30,
	2016	2015	2014	2013	2012
Fixed charges:
Interest costs (a)	$29.9	$30.4	$32.1	$27.8	$25.0

Interest component of non-capitalized lease rental expense (b)	3.8	4.0	4.3	4.1	3.3

Total fixed charges	$33.7	$34.4	$36.4	$31.9	$28.3

Earnings as defined:

Income before income taxes	$21.5	$89.1	$196.4	$216.8	$188.6

Less income from less-than-fifty-percent owned entities, and loss on sale of partial interest in less-than-fifty percent owned entities	(0.6)	(0.1)	(0.6)	(1.3)	(0.6)

Noncontrolling interest in the income of subsidiary with fixed charges	—	—	—	(0.4)	(0.4)

Fixed charges less interest capitalized	31.8	31.7	21.3	25.1	27.1

Amortization of capitalized interest	1.3	1.4	1.4	1.5	1.8

Earnings as defined	$54.0	$122.1	$218.5	$241.7	$216.5

Ratio of earnings to fixed charges	1.6x	3.5x	6.0x	7.6x	7.7x

(a) Includes interest capitalized relating to significant construction projects, amortization of debt discount and debt issue costs.

(b) One-third of rental expense which approximates the interest component of non-capitalized leases.